[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release


        CAMPBELL RESOURCES ANNOUNCES ITS SECOND QUARTER RESULTS FOR 2004


MONTREAL, AUGUST 11, 2004 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces a net loss of $2.1 million for the second quarter of 2004 (or $0.02 per share) compared to $2.4 million (or $0.05 per share) for the corresponding quarter of 2003. In the first six months of 2004, the total loss is $3.9 million (or $0.04 per share) compared to $4.4 million or $0.10 per share) for the same period of 2003.

Metal sales for the second quarter reached $6.5 million, a significant increase over the $4.4 million reported in the first quarter of 2004. The average gold grade increased from 0.204 to 0.229 ounces per ton. Production in the West Zone commenced late April and a number of measures were introduced to improve the average grade of gold produced and control dilution. The impact of these measures and an increased production from the West Zone should contribute to a better performance for Campbell in the second half of this year.

OPERATION

At the Joe Mann Mine, production reached 53,868 tons of ore yielding 11,308 ounces of gold and 220,065 pounds of copper in the second quarter compared to 49,864 tons yielding 10,772 ounces of gold and 212,778 pounds of copper for the corresponding period in 2003. Recovery rates at the Campbell mill were 91.80% compared to 92.86% in the same quarter in 2003. Year-to-date production was 100,191 tons yielding 19,949 ounces of gold and 386,318 pounds of copper compared to 98,875 tons yielding 22,142 ounces of gold and 408,830 pounds of copper in 2003 with recovery rates at the mill similar to those reached in the second quarter.

At the Copper Rand Mine, development is ongoing and production should commence December 1, 2004. In the second quarter, $7.0 million was invested in the project for a total of $46.6 million, excluding financing charges. An amount of approximately $11 million is budgeted to complete development and pre-production phases. In May, a five-year collective agreement ending April 30, 2009, covering mine and mill personnel was renewed with the Steelworkers Union. Campbell holds a 76% interest in the project.

EXPLORATION

COPPER RAND

At the Copper Rand Mine, definition drilling began in the second quarter of 2004. As at August 1st, 2004 11,600 feet of drilling was completed between levels 4730 and 4610. Gold and copper grades and widths cut to date from the targeted veins (1-1 and 1-3) confirm the earlier results from the 1996-97 exploration campaign. Moreover, the overall copper grade results obtained from these drilling in the 1-1 vein are showing to date a copper metal content which could be 34% higher than those obtained from the 1996-97 drilling campaign.

Definition drilling on various existing veins will continue throughout the year. A second drill was added in July to acceleration the program. This drilling campaign will be followed by a pre-production phase in October 2004 and a production start-up phase in December 2004.

CORNER BAY

At Corner Bay, a 50,000-foot surface drilling program began in June, focused on the first 600 vertical feet of the ore deposit. To date, 40 holes totalling 23,000 feet of drilling were completed. Assay results on 17 of these holes have been received. Grade for the best intersections (7) varies from 4.15% to 11,76% Cu over 8.99 to 37.76 feet at depth (core length) with the best intersection returning an average grade of 11.67% Cu over 21.29 feet (hole CB-04-13).

In light of the results from this campaign, Campbell will review the existing pre-feasibility study of the project and apply to obtain all necessary permits. Campbell plans to develop an access ramp and two levels in ore in order to complete the feasibility study of this ore deposit where resources estimated at 850,900 tons grading 6.41% Cu (Ref: Campbell Resources 2003 Annual Report).

OTHER PROJECTS

At the Bachelor mine, Wolfden Resources Inc., which currently holds an option to acquire a 50% participation in the property by funding $3,000,000 in exploration, has begun mine dewatering after obtaining all required permits. Wolfden plans to begin its drilling campaign at level 12 in October 2004. Resources at the Bachelor mine are estimated at 677,400 tons at 0.293 opt Au (Ref: Campbell Resources 2003 Annual Report).

On the Discovery property, Strateco Resources Inc., which also holds an option to acquire a 50% participation in the property by funding $4.5 million, began, in July 2004, a new drilling program focusing of various mineralized lenses of the ore deposit. Resources are estimated at 558,200 tons grading 0.196 opt Au and inferred resources are estimated at 1,068,600 tons at 0.207 opt Au (Ref:
Campbell Resources 2003 Annual Report).

OUTLOOK

Production at the Joe Mann Mine should reach 24,000 ounces of gold in the second half of 2004, mainly due to an increase in production at the West Zone and an improvement in gold grade and recovery. The Copper Rand project should produce 3,600 ounces of gold and 2,000,000 pounds of copper in the final months of 2004.

Measures are being taken for the financing of the development and pre-production phases of the Copper Rand project. These amounts will be added to the existing loan facility with Investissement Quebec.

Campbell Resources will soon benefit from having a second mine in operation and a favourable environment in relation to prices of both gold and copper.

Qualified persons

The various programs were carried out by the personnel of Campbell Resources, under the supervision of qualified persons. Work carried out at Copper Rand was completed under the supervision of Ms. Linda Desjardins, geol., chief geologist. Work carried out at Corner Bay was completed under the supervision of Mr. Jean Girard, geol. Ing, v-p exploration. Ms. Desjardins and Mr. Girard are a qualified persons as defined by National Instrument 43-101. Ms. Dejardins has 16 years of experience in mining and Mr. Girard has 29 years of experience in exploration.

Assay Procedures

Samples from half of the split core were sent to our assay lab in Chibougamau, Quebec, for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 100 to 250 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 5-gram split of the pulp was assayed by atomic absorption spectroscopy finish. Check-assays were conducted on the pulp (14.58 g) using fire assay for samples assaying greater than 3.45 g/t Au (0.100 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au (0.292 opt Au).

Portions of the original pulp and rejects of samples within the mineralized zone are sent to an independent laboratory for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                  Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer     Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                       John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                        Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                           Tel.: 514-939-3989
                                                         Fax: 514-939-3717
                                                         www.renmarkfinancial.com

--------------------------------------------------------------------------------



INFORMATION REGARDING TELECONFERENCE:

DATE: Wednesday, August 11, 2004 - 4:30 pm
LOCATION: Montreal

TO DIAL-IN TO THE TELECONFERENCE PLEASE CALL 1-800-814-4862
For more information please contact us at (514) 939-3989 or by e-mail: Cynthia Lane-Filiatrault: clane@renmarkfinancial.com Henri Perron: hperron@renmarkfinancial.com or
John Boidman: jboidman@renmarkfinancial.com

Rebroadcast of the teleconference will be available as of August 11th, 6:00 pm through August 18th 23h59 by dialing 1-877-289-8525 (access code 21080249#).

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                                             JUNE 30      December 31
                                                                              2004           2003
                                                                            --------      -----------
                                                                                $              $
ASSETS

Current assets
   Cash and cash equivalents                                                     768          4,752
   Restricted cash                                                               256            234
   Short-term investments (fair value $93)                                        88            536
   Receivables                                                                 1,442          2,125
   Settlements receivables                                                     1,884          2,128
   Notes receivable                                                               --            590
   Inventories of ore and supplies (note 2)                                    5,442          4,699
   Prepaids                                                                      592            635
                                                                            --------       --------
                                                                              10,472         15,699

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust         2,987          2,918
Notes receivable                                                              26,145         26,145
Restricted deposits and swap agreement                                        49,310         49,173
Future income taxes                                                            1,453          1,516
Mining interests (note 3)                                                     70,085         59,669
Accrued benefit asset                                                          2,824          2,460
Deferred charges and other assets                                              1,996          2,193
                                                                            --------       --------
                                                                             165,272        159,773
                                                                            ========       ========

LIABILITIES

Current liabilities
   Accounts payable                                                            6,779          4,829
   Accrued liabilities                                                         3,164          3,302
   Current portion of long-term debt                                             736            490
                                                                            --------       --------
                                                                              10,679          8,621

Asset retirement obligations                                                   7,307          7,112
Long-term debt (note 5)                                                       59,623         59,589
Future income taxes                                                            2,194          2,216
Deferred royalty (note 4)                                                     28,971         30,373
Other liabilities                                                                300            314
Non-controlling interest                                                       5,735          5,745
                                                                            --------       --------
                                                                             114,809        113,970
                                                                            --------       --------

SHAREHOLDERS' EQUITY

   Capital stock (note 6)                                                     61,720         55,429
   Warrants and stock options                                                  2,566            301
   Deficit                                                                   (13,823)        (9,927)
                                                                            --------       --------
                                                                              50,463         45,803
                                                                            --------       --------
                                                                             165,272        159,773
                                                                            ========       ========

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                        THREE MONTHS ENDED         SIX MONTHS ENDED
                                                             JUNE 30                   JUNE 30
                                                     ---------------------       ---------------------
                                                       2004          2003          2004         2003
                                                     -------       -------       -------       -------
                                                        $             $             $             $
                                                                  Restated                    Restated
METAL SALES                                            6,466         6,331        10,862        10,959
                                                     -------       -------       -------       -------

Expenses
   Mining                                              6,203         7,064        11,003        12,128
   Depreciation and amortization                       1,383         1,526         2,573         3,025
   General administration                                882           476         1,407           931
   Care and maintenance                                   74            49           158           124
   Exploration                                           267            --           474            --
                                                     -------       -------       -------       -------
                                                       8,809         9,115        15,615        16,208
                                                     -------       -------       -------       -------

Loss before the following items                       (2,343)       (2,784)       (4,753)       (5,249)
                                                     -------       -------       -------       -------

Interest expense on long-term debt (note 7)              (85)         (191)         (210)         (364)
Interest income                                          401           433           838           882
Amortization of deferred charges                         (66)         (105)         (132)         (235)
                                                     -------       -------       -------       -------
Loss from operations                                  (2,093)       (2,647)       (4,257)       (4,966)
                                                     -------       -------       -------       -------

Other income (expense)
   Other income                                            3           316           409         1,161
   Share of loss of affiliate                             --           (10)           --           (10)
   Loss on repurchase of royalty                          --            --            --          (559)
                                                     -------       -------       -------       -------
                                                           3           306           409           592
                                                     -------       -------       -------       -------

Loss before taxes and non-controlling interest        (2,090)       (2,341)       (3,848)       (4,374)

Income and mining tax                                    (18)          (16)          (58)          (24)
                                                     -------       -------       -------       -------
                                                      (2,108)       (2,357)       (3,906)       (4,398)
Non-controlling interest                                   8            --            10            --
                                                     -------       -------       -------       -------

NET LOSS                                              (2,100)       (2,357)       (3,896)       (4,398)
                                                     =======       =======       =======       =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)       97,867        44,546        93,458        44,514
                                                     =======       =======       =======       =======
LOSS PER SHARE                                         (0.02)        (0.05)        (0.04)        (0.10)
                                                     =======       =======       =======       =======



CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)
(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                            JUNE 30                    JUNE 30
                                                     ---------------------       ---------------------
                                                       2004          2003          2004         2003
                                                     -------       -------       -------       -------
                                                         $             $            $             $
                                                                  Restated                    Restated
BALANCE AT BEGINNING OF PERIOD
As previously reported                                11,723        10,974         9,927         8,992
Adjustment for change in an accounting policy
   with respect to asset retirement                       --        (1,865)           --        (1,924)
                                                     -------       -------       -------       -------
   Restated                                           11,723         9,109         9,927         7,068
Expired warrants                                          --        (1,081)           --        (1,081)
Net loss                                               2,100         2,357         3,896         4,398
                                                     -------       -------       -------       -------
BALANCE AT END OF PERIOD                              13,823        10,385        13,823        10,385
                                                     =======       =======       =======       =======